UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549 FORM N-17f-2
Certificate of Accounting of Securities and Similar Investments in the Custody of
Management Investment Companies Pursuant to Rule 17f-2 [17 CFR 270. l 7f-2]
1. Investment Company Act File Number: 811 – 23745		Date examination completed: December 31, 2023
2. State identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement: Fundrise Income Real Estate Fund, LLC
4. Address of principal executive office: (number, street, city, state, zip code) 11 Dupont Circle NW, 9th Floor, Washington, District of Columbia, USA 20036

SEC’s Collection of Information

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid 0MB control number. Filing of Form N-l 7f-2 is mandatory for an investment company that has custody of securities or similar investments. Rule 17f-2 under section 17(f) of the Investment Company Act of 1940 requires the investment company to retain an independent public accountant to verify the company is securities and similar investments by actual examination three times during each fiscal year. The accountant must prepare a certificate stating that the examination has occurred and describing the examination, and must transmit the certificate to the Commission with Form N-17f-2 as a cover sheet. The Commission uses the Form to ensure that the certificate is properly attributed to the investment company . The Commission estimates that the burden of completing Form N-17f-2 is approximately 1.0 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. B 3 507. Responses to this collection of information will not be kept confidential.

Independent Accountants’ Report

To the Board of Directors of Fundrise Income Real Estate Fund, LLC

We have examined management of Fundrise Income Real Estate Fund, LLC’s (the Fund) assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that the Fund complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the Act) as of December 31, 2023. The Fund’s management is responsible for its assertion. Our responsibility is to express an opinion on management's assertion about the Fund's compliance with the specified requirements based on our examination.
Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management's assertion about compliance with the specified requirements is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about whether management's assertion is fairly stated in all material respects. The nature, timing, and extent of the procedures selected depend on our judgment, including an assessment of the risks of material misstatement of management's assertion, whether due to fraud or error. We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion.
We are required to be independent and to meet our other ethical responsibilities in accordance with relevant ethical requirements relating to the engagement.
Included among our procedures were the following tests performed as of December 31, 2023, and with respect to agreement of bank deposits and debits, for the period from October 31, 2023 (the date of our last examination), through December 31, 2023:
•	Confirmation of cash held by Wells Fargo Bank, N.A. (the “Custodian”) in the account number ending in 509 on behalf of the Fund, without prior notice to management
•	Reconciliation of all such cash confirmed to the books and records of the Fund and the Custodian and inspection of relevant documentation for reconciling items
•	Agreement of 3 bank deposits and 21 bank debits since October 31, 2023, from the books and records of the Fund to bank confirmations

Our examination does not provide a legal determination on the Fund’s compliance with specified requirements.
In our opinion, management's assertion that Fundrise Income Real Estate Fund, LLC complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2023, with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.
This report is intended solely for the information and use of management and the Board of Directors of Fundrise Income Real Estate Fund, LLC and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ KPMG LLP

Philadelphia, Pennsylvania
January 30, 2024

January 30, 2024

Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940
We, as members of management of Fundrise Income Real Estate Fund, LLC (the Fund), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of December 31, 2023, and from the last examination date of October 31, 2023, through December 31, 2023.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2023, and from the last examination date of October 31, 2023, through December 31, 2023, with respect to cash reflected in the Wells Fargo Bank, N.A. bank account number ending in 509 of the Fund.

Fundrise Income Real Estate Fund, LLC

By:	/s/ Alison Staloch
Alison Staloch
Treasurer and Principal Financial/Accounting Officer